UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 290th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME and PLACE: March 14, 2016, at 11:00 a.m., at the Company’s headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, 32º floor, Cidade Monções, City and State of São Paulo.

2. ATTENDANCE: The meeting was attended by the Directors of the Board of that sign this minute, representing a quorum required in accordance with the Bylaws. Were also present, pursuant to Article 163, paragraph 3 of Law No. 6,404/76, Messrs. Flávio Stamm, Cremênio Medola Netto and Charles Edwards Allen, members of the Fiscal Board of the Company, to provide the necessary clarifications, in addition to the Ernst & Young Auditores Independentes representative, Mr. Héctor Ezequiel Rodriguez Padilla.

3. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

4. RESOLUTIONS: The Chairman of the Board of Directors of Telefônica Brasil S.A. ("Company"), Antonio Carlos Valente da Silva, explained that, as it was known to all, the meeting had the main objective to discuss and decide on the proposed corporate restructuring involving the Company, its wholly-owned subsidiary and its subsidiaries, recommended in general terms at a Board meeting held on September 22, 2015, culminating in the merger by the Company, of GVT Participações S.A., a private company with headquarters in the City of Sao Paulo, State of São Paulo, at Avenida Eng. Luiz Carlos Berrini, 1376, 6th floor, side B, enrolled with the CNPJ/MF under No. 10.242.813/0001-41 ("GVTPart"), after the merger, by GVTPart, of the spun-off portion of Global Village Telecom S.A. ("GVT") concerning the assets, rights and obligations related to telecommunications activities ("Corporate Restructuring").

He added that the end of the corporate restructuring the intention is to rationalize the services developed by such companies, with (i) the concentration of the provision of such services in a single company, the Company; and (ii) the migration of activities provided by GVT other than telecommunications services for POP Internet Ltda. ("POP").

Thus, after studies conducted, it was understood that the simplification of the corporate structure and the concentration of the provision of telecommunications services in a single legal entity will promote a convergence environment, facilitating the consolidation and confluence in the provision of telecommunication services and simplification of service packages offerings, as well as the consequent optimization of administrative and operational costs, and standardization of operations of the companies involved in the Corporate Restructuring.

The Mr. President also clarified that the intended Corporate Restructuring was submitted for appreciation and prior approval of Agência Nacional de Telecomunicações - ANATEL, which approved it under Act No. 50,169 of January 22, 2016, published in the Official Gazette of January 28, 2016, with the conditions set out therein ("Act of Consent").

Minutes of the 290th Board of Directors Meeting Pg. 1/4

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 290th MEETING OF THE BOARD OF DIRECTORS OF

 TELEFÔNICA BRASIL S.A.

Finally, the Mr. President stressed that the matter was previously examined by the Audit and Control Committee and by the Company's Fiscal Board.

After the presentation, the members of the Board acknowledged:

(i) the appraisal report of the shareholders’ equity of GVTPart, assessed based on its book value at the date of December 31, 2015, and the Independent Auditors’ Report of Fair Assurance on the Combined Financial Information of GVTPart and the portion of the spun-off net assets of GVT object of incorporation by GVTPart also assessed at book value on the same basis date (both together, "GVTPart’s Appraisal Report"), which establish, once considered the absorption of the spun-off portion of the equity of GVT by GVTPart, the value of the equity of GVTPart to be incorporated by the Company as R$ 11,009,942,567.85 (eleven billion, nine million, nine hundred and forty-two thousand, five hundred and sixty-seven reais and eighty-five cents), prepared by the specialized appraisal company Ernst & Young Auditores Independentes S.S., for purposes of the merger of GVTPart by the Company;

(ii) the draft of the Protocol and Justification Instrument of the Merger of GVTPart by the Company, to be signed by the Administrators of GVTPart and of the Company, relating to the merger of GVTPart by the Company ("Merger Protocol"); and

(iii) the Act of Consent, and the draft of the declaration to be provided by the Company in the terms of paragraph 3 of Art. 1 of the Act of Consent, and its submission to the Shareholders' Meeting.

After the clarifications were presented, the members of the Board of Directors unanimously resolved the present:

4.1. ratify, ad referendum of the Company's shareholders’ meeting to decide on the matter, the hiring of the specialized company Ernst & Young Auditores Independentes S.S, enrolled with the CNPJ/MF under No. 61.366.936/0001-25, to prepare the GVTPart’s Appraisal Report for purposes of the merger of the shareholders’ equity of GVTPart by the Company;

4.2. approve, ad referendum of the Company's shareholders’ meeting to decide on the matter, the draft of the Merger Protocol, to be signed today between the Company and GVTPart, which provides for the merger of GVTPart by the Company. The Merger Protocol establishes the terms and general conditions of the proposed operation, its justifications and the evaluation criteria of the shareholders’ equity to be merged into the Company;

Minutes of the 290th Board of Directors Meeting Pg. 2/4

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 290th MEETING OF THE BOARD OF DIRECTORS OF

 TELEFÔNICA BRASIL S.A.

4.3. approve, ad referendum of the Company's shareholders’ meeting to decide on the matter, the GVTPart Appraisal Report (so-called the appraisal report of the shareholders’ equity of GVTPart and the Independent Auditors' Report of Fair Assurance on the Combined Financial Information of GVTPart and spun-off portion of the net assets of GVT object of incorporation by GVTPart).

The Board found that the desired operation of merger of GVTPart will not result in a capital increase of the Company, nor in the issue of new shares by the Company, as the Corporate Restructuring will not cause any change in the current shareholdings of the Company's shareholders, with also no need to talk about exchange of shares of minority shareholders of GVTPart for the Company's shares, as the Company is the sole shareholder of GVTPart, as well as it will not cause any withdrawal rights to shareholders. Thus, it is not produced a appraisal report of the shareholders’ equity at market prices to calculate the exchange ratio of the shares of non-controlling shareholders referred to in Article 264 of the Law of Corporations and Article 8 of CVM Instruction No. 565/15, as understandings stated by CVM in similar cases and as mentioned in CVM Resolution No. 559/08.

4.4. due to the approval of the terms and conditions of the Merger Protocol herein deliberated, as well as the clarifications made regarding the intended Corporate Restructuring and the existence of a favorable opinion issued by the Fiscal Board, as well as the recommendation of the Audit and Control Committee, the members of the Board Management expressed themselves in favor to the completion of the transaction analyzed and authorized the signing of the Merger Protocol to be signed by the Board, as well as the practice of all acts necessary for the implementation thereof, including, but not limited, to the convene of the shareholders of the Company to the general meeting that will decide on the operation;

4.5. approve the Company's declaration in the terms of Article 3 of the Act of Consent and its submission to the general shareholders’ meeting; and

4.6. approve the draft of the call notice to shareholders for the Company's  shareholders’ meeting to decide on the transaction proposed above, to be published.

Minutes of the 290th Board of Directors Meeting Pg. 3/4

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 290th MEETING OF THE BOARD OF DIRECTORS OF

 TELEFÔNICA BRASIL S.A.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, March 14, 2016. (aa) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-President of the Board of Directors; Amos Genish; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; and Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 290th meeting of the Board of Directors of Telefônica Brasil S.A., held on March 14, 2016, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

Minutes of the 290th Board of Directors Meeting Pg. 4/4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 14, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director